UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57974 / June 17, 2008

ACCOUNTING AND AUDITING ENFORCEMENT
Release No. 2839 / June 17, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13071

In the Matter of **NEC CORPORATION,** **Respondent.**	**ORDER INSTITUTING PUBLIC ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 12(j) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, REVOKING REGISTRATION OF SECURITIES, AND IMPOSING A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Sections 12(j) and Section 21C of the Securities Exchange Act of 1934 ("Exchange Act") against NEC Corporation ("NEC" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Sections 12(j) and 21C of the Securities Exchange Act of 1934, Making Findings, Revoking Registration of Securities, and Imposing a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Respondent

NEC Corporation ("NEC") is a Japanese corporation with its headquarters in Tokyo, Japan. NEC is a foreign private issuer that is required to file annual reports on Form 20-F with the Commission. As a foreign private issuer, NEC elected to prepare its financial statements in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). At all relevant times, NEC's common stock, in the form of American Depository Receipts ("ADRs"),[2] has been registered with the Commission pursuant to Exchange Act Section 12, and was traded on the NASDAQ National Market under the symbol "NIPNY" until September 27, 2007, when NASDAQ suspended trading.[3]

Summary

For fiscal years 2000 through 2005, NEC filed annual reports with the Commission that misstated revenues, net income, or net loss. Specifically, NEC improperly recognized revenues from contracts with customers that included the provision of hardware, software, and customer support. In accordance with GAAP, NEC should have deferred a substantial portion of these revenues pending future performance. From 2000 through 2006, NEC also did not maintain accurate books and records, and had deficient internal accounting controls. As a result of these deficiencies, NEC is unable to restate prior financial statements and to file with the Commission annual reports on Form 20-F for the fiscal years ended March 31, 2006 and March 31, 2007. Accordingly, NEC violated Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rule 13a-1 thereunder.

Accounting For Certain Software Arrangements Under GAAP

When an issuer enters into a multi-element arrangement to provide hardware, software, and customer support, GAAP requires the issuer to allocate the revenue from the entire arrangement to the individual elements based upon evidence of the fair value of each of those elements.[4] This evidence is referred to as vendor-specific objective evidence of

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]   ADRs are stocks of foreign companies that trade in the U.S. markets. Each ADR represents one or more shares of foreign stock or a fraction of a share.

[3]   Currently, NEC's ADRs are quoted on the Pink Sheets under the symbol, "NIPNY."

[4]   American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2 *Software Revenue Recognition* ("SOP 97-2") ¶10.

fair value ("VSOE").[5] Under GAAP, VSOE is not established by relying solely on the prices stated in the contract.[6] Instead, VSOE is determined by the price the issuer would ordinarily charge for each particular element if the issuer had sold that element separately.[7] If the issuer cannot establish VSOE, then revenue should be recognized over the entire term of the customer support element of the arrangement.[8]

NEC Failed to File Annual Reports with the Commission

NEC has not filed an annual report with the Commission since it filed its Form 20-F for fiscal year 2005 and, therefore, is delinquent in filing annual reports for fiscal years 2006 and 2007. NEC's inability to make these or other annual reports stems from NEC's violations of GAAP, as well as certain record keeping and internal accounting control deficiencies.

From 2000 through 2006, NEC routinely entered into multi-element arrangements with its customers to provide hardware, software, and customer support.[9] During the relevant period, NEC's practice was to recognize revenue from multi-element arrangements with customers in the following manner: for the hardware and software elements, NEC recognized revenue, upon delivery, in an amount equal to the prices stated in the hardware and software contracts; and as to the customer support element, NEC recognized revenue over the term of that agreement, in an amount equal to the price stated in that contract.

In violation of GAAP, NEC recorded revenue from these contracts without establishing VSOE for any of the elements in those arrangements. By failing to establish VSOE for any of the elements in these arrangements, NEC was required to recognize revenue for *each* element - including hardware and software, in addition to customer support-over the term of the customer support contract. Because NEC did not properly recognize revenue for these multi-element arrangements, NEC filed annual reports with the

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[5]   *Id.*

[6]   SOP 97-2 ¶10 and ¶12.

[7]   SOP 97-2 ¶10.

[8]   SOP 97-2 ¶12 and ¶58.

[9]   During this period, NEC's practice was to enter into separate contracts with its customers for each element of a multi-element arrangement (*e.g.*, separate contracts for the hardware, software, and customer support components) and record them as stand-alone contracts. NEC, however, should have recorded these contracts as part of a multi-element arrangement. As a result of this recordkeeping deficiency, NEC cannot identify which of its contracts originated as part of a multi-element arrangement. Further, NEC has been unable to determine the number of multi-element arrangements that it executed, the timing and terms of those arrangements, and the prices that it charged for each element of those arrangements during the relevant period. This deficiency contributed to NEC's inability to establish VSOE.

Commission for fiscal years 2000 through 2005 that misstated revenues, net income, or net loss.

These deficiencies contributed to NEC's inability to restate prior financial statements and to file annual reports for fiscal years 2006 and 2007.

NEC's Violations

NEC's Violations of the Reporting Provisions

Section 13(a) of the Exchange Act and Rule 13a-1 thereunder require issuers whose securities are registered with the Commission pursuant to Section 12 of the Exchange Act to file annual reports with the Commission. NEC violated Section 13(a) of the Exchange Act and Rule 13a-1 thereunder since it has not filed with the Commission annual reports on Form 20-F for the fiscal years ended March 31, 2006 and March 31, 2007.

NEC's Violations of the Books and Records and Internal Control Provisions

Section 13(b)(2)(A) of the Exchange Act requires issuers to make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions of their assets. Section 13(b)(2)(B) of the Exchange Act requires issuers to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

From 2000 through 2006, NEC did not maintain accurate books and records because NEC improperly recorded revenue on certain transactions involving multi-element arrangements. NEC's books and records did not identify which of its contracts originated as a part of a multi-element arrangement, which contributed to NEC's inability to establish VSOE for those contracts. As a result, NEC's books and records also did not accurately reflect the company's revenues, net income, or net loss for these years. In addition, NEC failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that it recognized revenue from multi-element arrangements in accordance with GAAP.

Based on the foregoing, the Commission finds that Respondent violated Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rule 13a-1 thereunder.

IV.

Revocation of Securities' Registration Pursuant to Section 12(j) of the Exchange Act

Section 12(j) of the Exchange Act provides that:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

As discussed above, NEC has not filed with the Commission annual reports on Form 20-F for the years ended March 31, 2006 and March 31, 2007, and, therefore the Commission finds that it is necessary and appropriate for the protection of investors to revoke the registration of NEC's securities.

V.

NEC's Undertakings

Respondent has undertaken that, in connection with this action and any related Commission investigation, or judicial or administrative proceeding commenced by the Commission or to which the Commission is a party, Respondent (i) agrees to appear and be interviewed by Commission staff at such times and places as the staff requests upon reasonable notice; (ii) will accept service by mail or facsimile transmission of notices or subpoenas issued by the Commission for documents or testimony at investigative testimony, depositions, hearings, or trials; (iii) appoints Respondent's attorney in this matter as agent to receive service of such notices and subpoenas; (iv) with respect to such notices and subpoenas (excluding ones relating to a Commission investigation), waives the territorial limits on service contained in Rule 45 of the Federal Rules of Civil Procedure and any applicable local rules, provided that the party requesting the testimony reimburses Respondent's travel, lodging, and subsistence expenses at the then-prevailing U.S. Government per diem rates; (v) consents to personal jurisdiction over Respondent in any United States District Court for purposes of enforcing any such subpoena; and (vi) consents to the production by any third party of any documents, records, or other information in the third party's possession, custody, or control that the Commission seeks from the third party, by subpoena or otherwise. In determining whether to accept the Offer, the Commission has considered these undertakings.

VI.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in Respondent NEC's Offer.

Accordingly, it is hereby ORDERED that:

A.   Pursuant to Section 21C of the Exchange Act, that Respondent NEC cease and desist from committing or causing any violations and any future violations of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rule 13a-1 thereunder.

B.　　IT IS FURTHER ORDERED pursuant to Section 12(j) of the Exchange Act, that the registration of each class of Respondent NEC's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Florence E. Harmon
Acting Secretary